SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 (Amendment No.)


                              Winthrop Realty Trust
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                                (Name of Issuer)


               Common Shares of Beneficial Interest, $1 par value
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                         (Title of Class of Securities)


                                    976391102
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                                 (CUSIP Number)


                                  June 13, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**
This Schedule 13G is being filed in lieu of Schedule 13D because Bruce R. Berkowitz no longer serves as a director of Winthrop Realty Trust (the "Issuer") and the Common Shares to which this filing relates are being held for investment purposes only.

CUSIP No.  976391102
           ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     6,417,838.273*

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     6,417,838.273*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,417,838.273*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%**

12.  TYPE OF REPORTING PERSON

     IA

* The aggregate amount of shares beneficially owned by Fairholme Capital Management, L.L.C. includes 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005 convertible into 2,222,222 Common Shares.

** This figure is based upon the number of outstanding shares obtained from the Issuer, as of June 2, 2008, assuming conversion of the Series B-1 Cumulative Redeemable Preference Shares held by Fairholme Capital Management, L.L.C.

CUSIP No.  976391102
           ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     46,334

6.   SHARED VOTING POWER

     6,417,838.273*

7.   SOLE DISPOSITIVE POWER

     46,334

8.   SHARED DISPOSITIVE POWER

     6,417,838.273*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,464,172.273*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.2%**

12.  TYPE OF REPORTING PERSON

     IN, HC

* The aggregate amount of shares beneficially owned by Bruce R. Berkowitz includes 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005 convertible into 2,222,222 Common Shares.

** This figure is based upon the number of outstanding shares obtained from the Issuer, as of June 2, 2008, assuming conversion of the Series B-1
Cumulative Redeemable Preference Shares held by Bruce R. Berkowitz.

CUSIP No.  976391102
           ---------

Item 1(a). Name of Issuer:

           Winthrop Realty Trust
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Item 1(b). Address of Issuer's Principal Executive Offices:

           P.O. Box 9507, 7 Bulfinch Place, Suite 500,
           Boston, Massachusetts 02114
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Item 2(a). Name of Person Filing:

           Fairholme Capital Management, L.L.C.
           Bruce R. Berkowitz
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Item 2(b). Address of Principal Business Office, or if None, Residence:

           Fairholme Capital Management, L.L.C.
           4400 Biscayne Boulevard, 9th Floor
           Miami, FL 33137

           Bruce Berkowitz
           c/o Fairholme Capital Management, L.L.C.
           4400 Biscayne Boulevard, 9th Floor
           Miami, FL 33137
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Item 2(c). Citizenship:

           Fairholme Capital Management, L.L.C. - Delaware
           Bruce R. Berkowitz - United States of America
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Item 2(d). Title of Class of Securities:

           Common Shares of Beneficial Interest, $1 par value
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Item 2(e). CUSIP Number:

           976391102
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [x]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

6,417,838.273 Common Shares of Winthrop Realty Trust are owned, in the aggregate, by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM"). Because Mr. Berkowitz, in his capacity as the Managing Member of FCM, has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Bruce Berkowitz or FCM of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G, Bruce Berkowitz and FCM hereby disclaim ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of their pecuniary interest.

     (a) Amount beneficially owned:

         Fairholme Capital Management, L.L.C.: 6,417,838.273
         Bruce R. Berkowitz: 6,464,172.273
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     (b) Percent of class:

         Fairholme Capital Management, L.L.C.: 8.1%
         Bruce R. Berkowitz: 8.2%
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     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

               Fairholme Capital Management, L.L.C.: 0
               Bruce R. Berkowitz: 46,334
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         (ii)  Shared power to vote or to direct the vote

               Fairholme Capital Management, L.L.C.: 6,417,838.273
               Bruce R. Berkowitz: 6,417,838.273
               -----------------------------------------------------------------

         (iii) Sole power to dispose or to direct the disposition of

               Fairholme Capital Management, L.L.C.: 0
               Bruce R. Berkowitz: 46,334
               -----------------------------------------------------------------

         (iv)  Shared power to dispose or to direct the disposition of

               Fairholme Capital Management, L.L.C.: 6,417,838.273
               Bruce R. Berkowitz: 6,417,838.273
               -----------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
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Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
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Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
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Item 10.  Certifications.

     By signing below each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   June 13, 2008
                                               -----------------------
                                                        (Date)

                              Fairholme Capital Management, L.L.C.
                              -----------------------------------------------

                              By: /s/ Bruce R. Berkowitz
                              -----------------------------------------------
                              Name/Title: Bruce R. Berkowitz /Managing Member


                              /s/ Bruce R. Berkowitz
                              -----------------------------------------------
                              Name/Title: Bruce R. Berkowitz

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated June 13, 2008 relating to the Common Shares of Beneficial Interest, par value $1 per share of Winthrop Realty Trust, shall be filed on behalf of the undersigned.

                                                   June 13, 2008
                                               -----------------------
                                                        (Date)

                              Fairholme Capital Management, L.L.C.
                              -----------------------------------------------

                              By: /s/ Bruce R. Berkowitz
                              -----------------------------------------------
                              Name/Title: Bruce R. Berkowitz /Managing Member


                              /s/ Bruce R. Berkowitz
                              -----------------------------------------------
                              Name/Title: Bruce R. Berkowitz

SK 22146 0001 888769